September 5, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

       Re: AlphaVest Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 21, 2025
           File No. 001-41574
Dear David Yan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Michael Blankenship